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March 3, 2026

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

Re: GreenPower Motor Company Inc. (the “Company”)

As required under section 4.11 of National Instrument 51-102, we have read the Company’s Change of Auditor Notice dated March 3, 2026 (“the Notice”).

We confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours very truly,

Chartered Professional Accountants

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.